August 17, 2010

Mr. David D. Brown
Chief Financial Officer
First Community Bancshares, Inc.
P.O. Box 989
Bluefield, Virginia 24605-0989

      Re: First Community Bancshares, Inc.
              Item 4.02 Form 8-K Filed July 27, 2010
              File No. 000-19297

Dear Mr. Brown:

      We have completed our review of your filing and do not have any further comments at this time.

                    Sincerely,

                    Chris Harley
                    Reviewing Accountant